December 10, 2009

Mail Stop 3561

Xiao Ping Zhang, Chief Executive Officer
SORL Auto Parts Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

RE: SORL Auto Parts, Inc.
File No. 000-11991
Form 8-K: Filed October 6, 2009

Dear Mr. Zhang:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant